EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2010	2011	2012	2013	2014
EARNINGS
Income Before Income Taxes	$122,887	$192,257	$180,835	$163,681	$137,511
Fixed Charges (as below)	65,834	58,822	58,984	57,647	58,233
Total Earnings	$188,721	$251,079	$239,819	$221,328	$195,744

FIXED CHARGES
Interest Expense	$63,362	$54,700	$55,286	$53,175	$54,641
Credit for Allowance for Borrowed Funds Used During Construction	572	822	1,098	2,272	1,792
Estimated Interest Element in Lease Rentals	1,900	3,300	2,600	2,200	1,800
Total Fixed Charges	$65,834	$58,822	$58,984	$57,647	$58,233

Ratio of Earnings to Fixed Charges	2.86	4.26	4.06	3.83	3.36